22006809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
JUN 28 2022
Washington, DC

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SEC FILE NUMBER
8-48782

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2021 (MM/DD/YY) AND ENDING 04/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McDUFFIE MORRIS FINANCIAL GROUP, INC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 BROADRIVER RD
(No. and Street)

ORMOND BEACH (City) FL (State) 321274 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CLIFTON MORRIS JR (Name) 386-677-9557 (Area Code – Telephone Number) CMORRISJR@YMAILCOM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McDUFFIE MORRIS FINANCIAL GROUP, INC, as of APRIL 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOREEN BRUNSON
Notary Public - State of Florida
Commission # GG 234159
My Comm. Expires Jul 1, 2022
Bonded through National Notary Assn.

State of Florida County of Volusia
On this 16 day of June 2022
Before me personally appeared
Clifton Morris Jr
to me known to be the perspn who executed the foregoing instrument, and acknowledged that he/she executed the same as his/her free act and deed.

Notary Public

Notary Public

Signature:

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17 a-5(d)

YEAR ENDED APRIL 30, 2022

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of McDuffie Morris Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDuffie Morris Financial Group, Inc. as of April 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of McDuffie Morris Financial Group, Inc. as of April 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our responsibility is to express an opinion on McDuffie Morris Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McDuffie Morris Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of McDuffie Morris Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as McDuffie Morris Financial Group, Inc.'s auditor since 2020.

Maitland, Florida

June 9, 2022

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2022

ASSETS		
Cash and cash equivalents	$	10,812
Accounts receivable		10,000
Commissions Receivables		
Total current assets	$	20,812
PROPERTY AND EQUIPMENT, NET		
Furniture and fixtures		12,627
Leasehold improvements		8,266
Less accumulated depreciation		(20,893)
Net Property and Equipment		-
TOTAL ASSETS	$	20,812
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$	780
Total current liabilities	**$**	**780**
STOCKHOLDER'S EQUITY		
Capital stock, $10 stated value and outstanding, 700 shares		7,000
Additional paid in capital		3,000
Retained earnings		10,624
Net Income		(592)
Total Stockholders' Equity		20,032
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	20,812

The Accompanying notes are an integral part of this financial statement

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING APRIL 30, 2022

REVENUES:		
Revenue from sale of mutual funds and distribution fees	$	**344,102**
Interest Income		**9**
Total revenue		**344,111**
EXPENSES:		
Commissions		107,599
Management Fees-Related Party		200,000
Rent-Related Party		18,000
Other comphensation and Benefits		3,310
Regulatory Fees		4,847
General operating expenses		10,947
Total expenses	$	**344,703**
NET GAIN (LOSS) FROM OPERATIONS	**$**	**(592)**

The Accompanying notes are an integral part of this financial statement

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF CHANGE IN STOCKHOLDER EQUITY
AS OF APRIL 30, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, April 30, 2021	$ 7,000	$ 3,000	$ 10,624	$ 20,624
Plus Capital Contributions				
Less Distributions				
Net income (loss)	-	-	(592)	(592)
Balances, April 30, 2022	$ 7,000	$ 3,000	$ 10,032	$ 20,032

The Accompanying notes are an integral part of this financial statement

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF CASH FLOWS
AS OF APRIL 30, 2022

		May '21 - Apr 22
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	**(592)**
Adjustments to reconcile net loss to Net Cash		
1215 · Commission Receivable	$	**(3,000)**
1230 · Employee / Officer Advance	$	**-**
2070 · Chase Ink Visa	$	**(3,422)**
Net cash provided by Operating Activities	$	**(7,014)**
Net cash increase for period		
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture, equipment & Leasehold Improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in distributions		
Net change Capital contributions		
Net change in advances from related parties		
NET CASH PROVIDED BY FINANCING ACTIVITIES		
NET CHANGE IN CASH AND CASH EQUIVALENTS	$	**(7,014)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	**17,826**
CASH AND CASH EQUIVALENTS, END OF YEAR	$	**10,812**
SUPPLEMENTAL DISCLOSURE:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR TAXES:	$	-

The Accompanying notes are an integral part of this financial statement

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2022

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
McDuffie Morris Financial Group, Inc. ("Company") was incorporated in the state of Maryland and started operations in October 1995. The Company subsequently moved its charter to the state of Florida in December 2003. The Company Has Established a branch office in North Carolina, with the main office in Florida. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual funds, tax deferred investments, and related insurance products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
Revenues include brokerage commissions, fees from the sale of mutual funds and insurance. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. There were no unsatisfied performance obligations at April 30, 2022.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
Income taxes when recorded are accounted for under the asset and liabilities method. For the year ended April 30, 2022 the Company did not record a provision for income taxes. The Company's tax year is April 30 and management expects there will be no taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and any operating loss carryforwards. At April 30, 2022, the Company has no reportable deferred tax assets, deferred tax liabilities, or net operating loss carryforwards.

The Company's tax returns are subject to possible examination by the taxing authorities. The federal and state income tax returns of the Company for 2021, 2020 and 2019 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Office Lease
In February 2016, the FASS Issued ASU 2016-02 Leases-(Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreement. Including for those leases classified as operating leases under previous GAAP, along with disclosure of key Information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $18,000 relating to the office lease for the year ended April 30, 2022.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note2 **Financial Instruments. Concentration o(Risk and Contingencies**
Financial instruments subject to risk concentration are cash and cash equivalents. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The cash and cash equivalents for the Company do not exceed the FDIC insured limit as of April 30, 2022.

Note3 **Property** and Equipment
Property and equipment consist of furniture and fixtures. There was no depreciation expense for the year ended April 30, 2022. Expenditures for maintenance and repairs was 0.

Note4 **Commitments. Contingencies. and Related Party Transactions**
The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was unrelated. Morris Wealth Management Group, LLC ("MWMG, LLC") charged management fees of $200,000 for the year ended April 30, 2022.The Company paid $18,000 in rent for its office location to owner, Clifton Morris, Jr. through a lease agreement which terminates December 31, 2022. The company has elected not to apply the recognition requirements of Topic 842 relating to it's short term office lease. Additionally, certain common resources, equipment and personnel without separate fees being charged. There are no other commitments or contingencies for the year ending 2022.

Note5 Net Capital Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-l)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).At April 30, 2021, the Company has net capital and net capital requirements of $10,032 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .078 to 1.

Note6 Regulatory Requirements
The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note7 **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

McDUFFIE MORRIS FINANCIAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4) AS OF APRIL 30, 2022

COMPUTATION OF NET CAP

Total member's equity from Statement of Financial Condition	$	**20,032**
Deduct member's equity not allowable for net capital		**10,000**
Total member's equity qualified		**10,032**
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		**0**
Subordinated liabilities at April 30, 2020		**0**
Total capital and allowable subordinated liabilities		**10,032**
Deductions and/or charges:		
Non-allowable assets:		
Other assets		
Other additions and/or credits		
Net capital before haircuts on securities		**10,032**
Haircuts on securities:		
Other		
Net capital		**10,032**
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required		
Minimum dollar net capital required		**5,000**
Net capital requirement		**5,000**
Excess net capital	$	**5,032**

RECONCILIATION WITH COMPANY'S COMPUTATION

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the company with the unaudited Form x-17A-5 Part II filing as of April 30, 2022.

McDUFFIE MORRIS FINANCIAL GROUP, INC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5
OF THE SECURITIES EXCHANGE COMMISSION
AS OF APRIL 30, 2022

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	**780**

McDUFFIE MORRIS FINANCIAL GROUP, INC
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF APRIL 30, 2022

With respect to the Computation for Determination of Reserve Requirements under Rule 15C3-3 the Company qualifies for exemption under subparagraph (k)(1) of the rule

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(1) of the rule

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of McDuffie Morris Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McDuffie Morris Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which McDuffie Morris Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) McDuffie Morris Financial Group, Inc. stated that McDuffie Morris Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. McDuffie Morris Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McDuffie Morris Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

June 9, 2022

McDUFFIE/MORRIS FINANCIAL GROUP, INC.
Clifton Morris Jr, CLU, ChFC
President

3 BROADRIVER ROAD * ORMOND BEACH, FLORIDA 32174-8744
PHONE*(386)677-9557* FAX: (386)275-1075 * MOBIL (386)506-9925
EMAIL:CLIFF@MYMMFG.COM

May 24, 2022

Ohab and Company, PA
100 E. Sybelia Avenue, Suite 130
Maitland, FL 32751

Re: Exemption Report claimed under Rule 15c3-3(k)(1)

Dear Mrs. Ohab
In connection with your engagement to perform a review of McDuffie-Morris Financial Group, Inc. Exemption Report under Rule l5c3-3(k)(1) for the year ended April 30, 2022, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, we confirm to the best knowledge and belief, McDuffie-Morris Financial Group, Inc. has met the exemption provision of Rule 15c3-3(k)(1) without exception throughout for the year ended April 30, 2022. The Firm is exempt from Rule I5c3-3(k)(1) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule l5c3-3(k)(1). We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to April 30,2022 that McDuffie-Morris Financial Group, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(1).

Your report is intended solely for the information and use of McDuffie-Morris Financial Group, Inc, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

McDuffie-Morris Financial Group, Inc.

Clifton Morris, Jr., CLU, ChFC
President